Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3, No. 333-12780 and 333-12802 on Form S-8 and No. 333-213603 on Form F-10 and to the use of our reports dated March 2, 2017, relating to the consolidated financial statements of BCE Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2016.

/s/ Deloitte LLP[1]

March 8, 2017
Montréal, Canada

1 CPA auditor, CA, public accountancy permit No. A104630